EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources realigns real estate holdings

NEW YORK, March 12, 2013 – Global Sources Ltd. (NASDAQ: GSOL) has signed agreements to conduct three real estate transactions.

Global Sources’ executive chairman, Merle A. Hinrichs, said: “Today we are announcing three strategic transactions that improve the balance of our real estate holdings. We are selling underutilized property that has appreciated substantially, providing the company with significant capital gains. We are also purchasing property that we currently lease for operational use, which reduces our exposure to potential rental increases.”

Sale of 46th Floor of Excellence Times Square, Shenzhen

The company has signed a letter of intent for the sale of its property on the 46th floor of Excellence Times Square in Shenzhen, China, comprising 1,939.38 square meters of office space, for a total sale price of approximately $19.3 million. The transaction is subject to the formal sale and purchase agreement being signed on or before April 30, 2013 and the buyer’s full payment of the purchase price being made on or before May 7, 2013. The transaction is expected to provide a capital gain, net of related tax expenses, of approximately $8.5 million.

Sale of Office Units and Car Parking Spaces in Southmark, Hong Kong

The company has signed a provisional sale and purchase agreement for the sale of 10 office units on the 26th floor of Southmark in Hong Kong, China, comprising a total area of 9,431 square feet, and three car parking spaces on the first floor of the building, for a total sale price of approximately $9.0 million. The transaction is subject to the formal sale and purchase agreement being signed on or before 18 March 2013 and the buyer’s full payment of the purchase price being made on or before March 28, 2013. The transaction is expected to provide a capital gain of approximately $4.4 million.

Purchase of 21st, 22nd and 23rd Floors of Vita Tower, Hong Kong

The company has signed a provisional sale and purchase agreement for the purchase of the 21st, 22nd and 23rd floors of the Vita Tower in Hong Kong, China, which the company currently lease for operational use, comprising a total of 36,822 square feet of office space, for a total purchase price of approximately $23.6 million. The transaction is subject to the formal sale and purchase agreement being signed on or before March 18, 2013 and the company’s full payment of the purchase price being made on or before March 28, 2013.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

More than 1 million international buyers, including 90 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of more than 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.